# Schedule A

**Primary Business Name: BRUCE MARKETS LLC**       **BD Number: 300209**

**BD - AMENDMENT**

**01/24/2025**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

      ⊙ **Yes** ○ **No**

**Ownership Codes:**   **NA - less than 5%**      **B - 10% but less than 25%**   **D - 50% but less than 75%**

                 **A - 5% but less than 10%**   **C - 25% but less than 50%**   **E - 75% or more**

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| BRUCE MARKETS HOLDINGS LLC | DE | MANAGING MEMBER | 08/2024 | E | Y | N | 99-4269919 |
| LISH, MICHAEL K | I | CHIEF OPERATING OFFICER | 09/2024 | NA | N | N | 4539941 |
| TOURNEY, ROBERT ANDREW | I | CHIEF COMPLIANCE OFFICER | 01/2024 | NA | Y | N | 6251742 |
| WARD, JAMES FLANAGAN | I | FINOP/PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER | 12/2023 | NA | N | N | 6258923 |
| Wallach, Jason | I | CHIEF EXECUTIVE OFFICER | 01/2025 | NA | Y | N | 4918286 |